NEWLAN & NEWLAN, LTD.

Attorneys at Law

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

November 30, 2020

Edward M. Kelly, Senior Counsel

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Development Partners, Inc. Post-Qualification Amendment 1 to Offering Statement on Form 1-A Filed November 4, 2020 File No. 024-11215

Dear Mr. Kelly:

This is in response to the letter of comment of the Staff dated November 24, 2020, relating to the captioned Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A of Digital Development Partners, Inc. (the “Company”). The comment of the Staff is addressed below:

Comment No. 1: Please be advised that, in response to such comment, the disclosure has been updated to include the Company’s financial information for the period ended September 30, 2020.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN & NEWLAN, LTD.

By: /s/ ERIC NEWLAN

Eric Newlan

cc: Digital Development Partners, Inc.